NEWS

FOR IMMEDIATE RELEASE

TSX STOCK SYMBOLS: RUS, RUS.PR.C

RUSSEL METALS AND ITS SUBSIDIARY RMI USA LLC ANNOUNCE TENDER
OFFER FOR THEIR 10% SENIOR NOTES DUE 2009

Toronto, Canada -- January 23, 2004 -- Russel Metals Inc. today announced that it and its wholly owned subsidiary RMI USA LLC have commenced an offer to purchase for cash all of their outstanding Units, each Unit consisting of US$600 principal amount of 10% Senior Notes of Russel due 2009 and US$400 principal amount of 10% Senior Notes of RMI due 2009 (together, the "Notes"). The Notes comprising a Unit are not separable and are transferable only as a Unit.  The aggregate principal amount of Notes outstanding is US$115,600,000.  Russel and RMI are also soliciting consents from the holders of the Notes to approve certain amendments to the indenture under which the Notes were issued, which amendments will eliminate substantially all of the covenants and certain events of default. The tender offer is subject to various conditions, including the receipt of consents necessary to approve the amendments to the indenture governing the Notes.

The tender offer will expire at 12:00 a.m., New York City time, on February 20, 2004, unless extended or earlier terminated by Russel or RMI. The total consideration to be paid to holders that tender their Notes and deliver their consents prior to 5:00 p.m., New York City time, on February 5, 2004, will be equal to US$1,072.50 per Unit, plus accrued and unpaid interest to, but not including, the settlement date, which includes a consent payment of US$20.00 per Unit. Holders that tender their Units after 5:00 p.m. on February 5, 2004, and prior to the expiration of the tender offer will receive US$1,052.50 per Unit, plus accrued and unpaid interest to, but not including, the settlement date.

Russel and RMI intend to redeem all Units not tendered and accepted for payment on or shortly after June 1, 2004, at a redemption price of $1,050.00 per Unit, plus accrued and unpaid interest to, but not including, the redemption date.

Information regarding the pricing, tender and delivery procedures and conditions of the tender offer and consent solicitation is contained in the Offer to Purchase and Consent Solicitation Statement dated January 23, 2004, and related documents. Copies of these documents can be obtained by contacting Global Bondholder Services Corporation, the information agent, at (800) 470-3700 (toll free) or (212) 430-3774(collect). Citigroup Global Markets Inc. is the exclusive dealer manager. Additional information concerning the terms and conditions of the tender offer and consent solicitation may be obtained by contacting Citigroup Global Markets Inc. at (800) 558-3745 (toll free) or (212) 723-6106 (collect).

Russel also announced that it intends to sell, on a private placement basis, in the United States pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act") and in certain Canadian provinces, up to US$175 million aggregate principal amount of senior notes with a proposed maturity of 2014. Russel intends to use part of the proceeds of the offering of the new senior notes to pay the consideration under this tender offer and consent solicitation.  Russel also intends to use the proceeds from the issue of senior notes to repurchase its 7.5% Class II preferred shares, Series C and its 8% subordinated debentures due June 15, 2006.  The tender offer is conditional on the completion of the offering of the new senior notes.

The new senior notes have not been, and will not be registered under the Securities Act or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Russel Metals is one of the largest metals distribution companies in North America.  It carries on business in three metals distribution segments: service center, energy sector and import/export, under various names including Russel Metals, A.J. Forsyth, Acier Dollard, Acier Leroux, Acier Loubier, Acier Richler, Armabec, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Drummond McCall, Ennisteel, Fedmet Tubulars, Leroux Steel, McCabe Steel, Mégantic Métal, Métaux Russel, Milspec Industries, Poutrelles Delta, Pioneer Pipe, Russel Leroux, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York Steel.

For further information, contact:
Brian R. Hedges, C.A.
Executive Vice President
and Chief Financial Officer
Russel Metals Inc.
(905) 819-7401
E-mail: info@russelmetals.com